

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 21, 2016

Via E-Mail
Jack F. Harper
Executive Vice President, Chief Financial Officer
Concho Resources Inc.
One Concho Center
600 West Illinois Avenue
Midland, Texas 79701

> **Re: Concho Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response Dated June 30, 2016**
> **File No. 1-33615**

Dear Mr. Harper:

We have reviewed your June 30, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Properties, page 37

Our Oil and Natural Gas Reserves, page 37

Proved Undeveloped Reserves, page 40

1.   We note the disclosure provided on page F-42 stating "the Company does not have any proved undeveloped reserves which have remained undeveloped for five years or more." Given the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X, if any of your proved undeveloped reserves will take more than five years to develop since initial disclosure,

please refer to question 131.03 in the SEC Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us what specific circumstances justify a period longer than five years; otherwise, please remove these undeveloped reserves as proved reserves. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources